VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

On May 6, 2016 SciVac Therapeutics, Inc. changed its name to VBI Vaccines Inc., as further discussed below in “Business Activities”. The following discussion and analysis of the results of operations and financial position of VBI Vaccines Inc. (“VBI”, “SciVac”, “We” or “the Company”) (formerly SciVac Therapeutics Inc.) for the three months and six ended June 30, 2016 should be read in conjunction with the June 30, 2016 Unaudited Condensed Consolidated Financial Statements (“the Financial Statements”) and the notes thereto.

This document should also be read in conjunction with our “Risk Factors” which begin on page 40 of the Company’s Registration Statement on Form F-4 (File No. 333- 208761), originally filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2015, as amended (the “F-4”).

This Management Discussion and Analysis (“MD&A”) is dated August 11, 2016 and discloses specified information up to that date. The Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

Throughout this report we refer to “VBI”, “SciVac”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of VBI Vaccines Inc. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.vbivaccines.com.

All amounts herein are expressed in US dollars (the Company’s presentation currency) unless otherwise indicated.

Forward Looking Statements

This MD&A contains forward-looking statements that reflect the current view of management with respect to future events and financial performance. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

When used in this document, words such as ‘estimate’, ‘expect’, ‘anticipate’, ‘believe’, ‘may’, ‘plan’, ‘intend’ and similar expressions are intended to describe forward-looking statements and as such involve inherent risks and uncertainties. Such factors include, among others, the Company’s stage of development, lack of any product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect the Company’s intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: products that the Company develops may not succeed in preclinical or clinical trials: the Company’s future operating results are uncertain and likely to fluctuate; the Company may not be able to raise additional capital; the Company may not be successful in establishing additional corporate collaborations or licensing arrangements; the Company may not be able to establish marketing and the costs of launching the Company’s products may be greater than anticipated; the Company has no experience in commercial manufacturing; it may face unknown risks related to intellectual property matters; and the Company faces increased competition from pharmaceutical and biotechnology companies

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, readers should specifically consider various factors, including the risks outlined under the heading “Risk Factors”, which begin on page 40 of the F-4, which is available on the Company’s EDGAR profile at www.sec.gov. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Business Overview and Strategy

VBI is a commercial-stage, biopharmaceutical company developing next generation vaccines to address unmet needs in infectious disease and immuno-oncology. We currently manufacture our product, Sci-B-Vac™, a third generation Hepatitis B (“HBV”) vaccine for adults, children and newborns, which is approved for use in Israel and 14 other countries. Sci-B-Vac™, has not yet been approved by the U.S. Food and Drug Administration (the “FDA”) or the European Medicines Agency (the “EMA”). In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci-B-Vac™, is considered the standard of care. We have sold more than 1.5 million units in Israel since 2009. Certain clinical trials have shown the advantage of Sci-B-Vac™ over GlaxoSmithKline’s Engerix-B®, one of the primary existing HBV vaccines available for the hepatitis B virus, in preventing hepatitis B infection. We are currently developing a clinical program to support the approval from the FDA and from the EMA to market Sci-B-Vac™. Our wholly-owned subsidiary in Rehovot, Israel, currently manufactures and sells our lead product, Sci-B-Vac™.

The Company’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”), an infection that, while common, can lead to serious complications in babies and people with weak immune systems, and glioblastoma multiforme, which is a form of brain cancer. In June 2016, the Company began enrolling patients into a Phase I clinical trial of its CMV vaccine candidate. The Company is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety.

The company operates in one reportable segment.

Overall Performance

The Company had net losses of approximately $7.5 million and $2.9 million for the six months ended June 30, 2016 and 2015, respectively. The Company has an accumulated deficit of $89.3 million as of June 30, 2016. The Company had $21.8 million of cash at June 30, 2016 and net working capital of approximately $18.0 million.

Our net cash used in operating activities was approximately $6.9 million and $2.2 million for the six months ended June 30, 2016 and 2015, respectively, an increase of approximately $4.7 million. Our net cash used in operating activities for the six months ended June 30, 2016 resulted from our net loss of approximately $7.5 million, net changes in working capital of $0.7 million offset by non-cash charges of $1.3 million, which includes stock based compensation.

Our net cash provided by investing activities was approximately $1.9 million and used $0.2 million for the six months ended June 30, 2016 and 2015, respectively. Our net cash provided by investing activities for the six months ended June 30, 2016 resulted largely from the $2.2 million cash acquired from acquisition offset by $0.2 million used for purchases of equipment.

Our net cash provided by financing activities was approximately $13.5 million and $2 million for the six months ended June 30, 2016 and 2015, respectively. The increase in cash provided by financing activities over the six months ended June 30, 2016 compared to same period in 2015 was primarily related to the $13.6 million in net proceeds received from a private placement offset by $0.1 million repayment of long-term debt.

Business Activities

General

At present, the Company’s operations are focused on:

●	Manufacturing and sale of Sci-B-Vac™ in territories where it is currently registered

●	Preparing for clinical trials to support various marketing authorizations in the U.S. and Europe.

●	Providing contracted services, primarily to customers in the pharmaceutical and biotechnology sectors.

●	Continuing the research and development of our product candidates, including the exploration and development of new product candidates.

●	Scaling-up manufacturing capabilities to commercialize products and dose forms for which we may obtain regulatory approval.

●	Adding operational, financial and management information systems and human resources support, including additional personnel to support our vaccine development.

●	Conducting human proof-of-concept clinical trials with our initial targeted vaccine.

●	Maintaining, expanding and protecting our intellectual property portfolio.

Regulatory and Quality Control

In November 2015, we initiated a Phase IV trial entitled: “an open label, single arm, single center clinical study in healthy subjects to qualify an in-house reference standard batch of Sci-B-Vac™”. The primary goal of the study is to validate the new in-house reference standard vaccine for routine quality control purposes, in compliance with the European Pharmacopeia and the Israeli Ministry of Health. We anticipate the trial will be completed during the second quarter of 2017, and an interim analysis is planned during the third quarter of 2016.

R&D Services

The Company provides services for the biotechnology industry in Israel. These services include relevant activities for development and manufacturing of therapeutic proteins according to international standards and cGMP quality level suitable for toxicological studies in animals and clinical studies (Phase I & II) in humans. Service activities include analytics/bio analytics methods for development and process development of therapeutic proteins starting with a lead candidate clone through the upstream, purification, formulation and filling processes and manufacturing for Phase I & II clinical trials.

These R&D services are primarily marketed to Israeli research community in academia and biotechnology companies in the life sciences in Israel lacking the infrastructure or experience in the development and production of therapeutic proteins in the standards and quality required for clinical trials for human use. In the six months of 2016 and 2015 the Company provided services to more than 10 biotech companies including analytical development, upstream development process, protein purification and formulation and filling for Phase I clinical studies.

Consummation of Merger

On May 6, 2016, the Company completed its previously disclosed acquisition of VBI Vaccines (Delaware) Inc., a Delaware corporation (“VBI DE”). The operations of the Company include those of VBI DE as of the May 6, 2016 acquisition date.

Name Change and Exchange Listings

On the Closing Date, the Company changed its name to “VBI Vaccines Inc.” and received approval for the listing of its Common Shares on the Nasdaq Capital Market.

The Company Common Shares commenced trading on the Nasdaq Capital Market at the opening of trading on May 9, 2015 under the Company’s new name and ticker symbol VBIV.

The Company was listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VAC”. The ticker remained “VAC”, for several days post-closing to allow the TSX to reflect the name and symbol change, following which VBI Vaccines Inc. began to trade on the TSX under its new symbol, “VBV”.

Officers and Directors

In connection with the consummation of the Merger and pursuant to the terms of the Merger Agreement, each of Dr. Curtis A. Lockshin, Dmitry Genkin, Kate Inman, David Rector and Craig Edelstein resigned from the Company’s board of directors (the “Board”) and any committees of the Board on which he or she served. Additionally, Dr. Curtis A. Lockshin resigned from his position as Chief Executive Officer. In accordance with the Company’s governing documents, the Board appointed Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla to fill the Board vacancies left by the resigning directors. Consequently, the Board is currently composed of seven members: new directors Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla; and continuing directors Adam Logal and Steven D. Rubin.

Also in connection with the Merger, the Board appointed Jeff Baxter to serve as President and Chief Executive Officer, David E. Anderson, Ph.D, as Chief Scientific Officer and Dr. Curtis A. Lockshin, as Chief Technology Officer. Mr. James J. Martin continued to serve as Chief Financial Officer.

For biographical information regarding each of the Company’s current directors and officers, including the newly-appointed directors and executive officers, please refer to the information included under the heading “SciVac Management Following the Merger” contained in the F-4, which biographical information is incorporated herein by reference.

New Principal Executive Offices

As of the Effective Time, the Company relocated its principal executive offices from Gad Feinstein Rd. POB 580, Rehovot, Israel 7610303, to 222 Third Street, Suite 2241, Cambridge, Massachusetts 02142.

Review of Operating Results (in thousands)

Revenues:

For the three months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Net Products Revenues	-	227	(227)	(100)%
Collaboration revenues	32	-	32	N/A
Services Revenues	50	211	(161)	(76)%
Total Revenues	82	438	(356)	(81)%

There was no net products revenue for the three months ended June 30, 2016 as compared to $ 227 for the three months ended June 30, 2015. The net products revenue decrease was the result of a temporary shutdown of production during the first quarter of 2016 for maintenance and construction. Production was fully restored during the second quarter 2016, the first batches were re-released to the market were in July 2016.

Collaboration revenue for the three months ended June 30, 2016 was $32 compared to $0 in for the three months ended June 30, 2015. The collaboration revenues increase of $32 was primarily the result of a new research collaboration with GlaxoSmithKline Biologicals SA (“GSK”) to evaluate VBI’s LPV™ Platform.

Services revenue is primarily project based and can vary from period to period. Services revenue for the three months ended June 30, 2016 was $50, as compared to $211 for the three months ended June 30, 2015. The services revenue decrease of $161, or 76%, was primarily a result of the completion of a large service project during the three months ended June 30, 2015.

Total revenue for the three months ended June 30, 2016 was $82, as compared to $438 for the three months ended June 30, 2015.

For the six months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Net Products Revenues	4	332	(328)	(99)%
Collaboration revenues	32	-	32	N/A
Services Revenues	94	529	(435)	(82)%
Total Revenues	130	861	(731)	(85)%

Net Products revenue for the six months ended June 30, 2016 was $4 as compared to $ 332 for the six months ended June 30, 2015. The products revenue decrease was the result of a temporary shutdown of production during the first quarter of 2016 for maintenance and construction. Production was fully restored during the second quarter 2016 and the first batches were released to market in July 2016.

Collaboration revenues for the six months ended June 30, 2016 was $32 compared to $0 in for the three months ended June 30, 2015. The collaboration revenues increase of $32 was primarily the result of a new research collaboration with GSK to evaluate VBI’s LPV™ Platform.

Services revenue is project based and can vary from period to period. Services revenue for the six months ended June 30, 2016 was $94, as compared to $529 for the six months ended June 30, 2015. The services revenue decrease of $435, or 82%, was primarily a result of the completion of a two large service projects during the six months ended June 30, 2015.

Total revenue for the six months ended June 30, 2016 was $130, as compared to $861 for the six months ended June 30, 2015.

Revenue by Geographic Region

For the three months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Revenue in Israel	50	354	(304)	(86)%
Revenue in Asia	-	9	(9)	(100)%
Revenue in Europe	32	75	(43)	(57)%
Total Revenue	82	438	(356)	(81)%

Revenue in Israel for the three months ended June 30, 2016 was $50 as compared to $354 for the three months ended June 30, 2015. The revenue in Israel decreased by $264 or 75% from a decrease in product revenue resulting from the shutdown described above.

Revenue in Asia for the three months ended June 30, 2016 was $0 as compared to $9 for the three months ended June 30, 2015. The revenue in Asia decreased by $9 or 100% from product sales.

Revenue in Europe for the three months ended June 30, 2016 was $32 as compared to $75 for the three months ended June 30, 2015. The revenue in Europe decreased by $43 or 57% primarily from the completion of large services projects during the three months ended June 30, 2015.The decrease was somewhat offset by the new collaboration revenues resulting from the collaboration with GSK.

For the six months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Revenue in Israel	90	497	(407)	(82)%
Revenue in Asia	4	9	(5)	(56)%
Revenue in Europe	36	355	(319)	(90)%
Total Revenue	130	861	(731)	(85)%

Revenue in Israel for the six months ended June 30, 2016 was $90 as compared to $497 for the six months ended June 30, 2015. The revenue in Israel decreased by $407 or 82% from a decrease in product revenue resulting from the shutdown described above.

Revenue in Asia for the six months ended June 30, 2016 was $4 as compared to $9 for the six months ended June 30, 2015. The revenue in Asia decreased by $5 from Product sales.

Revenue in Europe for the six months ended June 30, 2016 was $36 as compared to $355 for the six months ended June 30, 2015. The revenue in Europe decreased by $319 or 90% primarily from the completion of two large service projects during the six months ended June 30, 2015.The decrease was somewhat offset by the revenues resulting from the new collaboration with GSK.

Cost of revenues:

For the three months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Cost of revenues	703	978	(275)	(28)%

Cost of revenues for the three months ended June 30, 2016 was $703 as compared to $978 for the three months ended June 30, 2015. The cost of revenues decrease of $275, or 28%, was a result of a decrease of production activities as a result of a temporary partial shutdown of manufacturing during the second quarter of 2016 for maintenance and construction.

For the six months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Cost of revenues	1,080	1,727	(647)	(37)%

Cost of revenues for the six months ended June 30, 2016 was $1,080 as compared to $1,727 for the six months ended June 30, 2015. The cost of revenues decrease of $647, or 37%, was a result of a decrease of production activities as a result of a temporary shutdown of manufacturing during the first quarter and partial of the second quarter of 2016 for maintenance and construction.

General, Administrative and Selling expense:

For the three months ended June 30, 2016

	2016 $	2015 $	$ Change in 2016	% change in 2016
General, administrative and selling expense.	3,138	991	2,147	217%

General, Administrative and Selling, or GA&S, expense for the three months ended June 30, 2016 was $3,138, as compared to $991 for the three months ended June 30, 2015. The GA&S expense increase of $2,147, or 217%, was primarily as a result of additional operating costs in VBI DE as well as direct transaction,costs related to the Merger, including legal and professional fees and well as increased stock compensation expenses related to the issuance of options and restricted shares.

For the six months ended June 30, 2016

	2016 $	2015 $	$ Change in 2016	% change in 2016
General, administrative and selling expense.	5,118	1,728	3,390	196%

General, Administrative and Selling, or GA&S, expense for six months ended June 30, 2016 was $5,118, as compared to $1,728 for the six months ended June 30, 2015. The GA&S expense increase of $3,390, or 196%, was also primarily as a result of additional operating costs in VBI DE as well as direct transaction ’ costs related to the Merger, including legal and professional fees and well as increased stock compensation expenses related to the issuance of options and restricted shares.

Research and Development expense:

For the three months ended June 30, 2016

	2016 $	2015 $	$ Change in 2016	% change in 2016
Research and development	2,123	111	2,012	1,813%

Research and Development, or R&D, expense for the three months ended June 30, 2016 was $2,123 as compared to $111 for the months ended June 30, 2015. The R&D expense increase of $2,012 or 1,813% was primarily the result of the Merger which includes a new R&D focused subsidiary in Canada and the Phase IV clinical trial that was initiated in November 2015 as well as increased stock compensation expenses related to the issuance of options and restricted shares.

For the six months ended June 30, 2016

	2016 $	2015 $	$ Change in 2016	% change in 2016
Research and development	2,377	226	2,151	952%

Research and Development, or R&D, expense for the six months ended June 30, 2016 was $2,377 as compared to $226 for the months ended June 30, 2015. The R&D expense increase of $2,151 or 952% was primarily the result of the Merger which include a new R&D focused subsidiary in Canada and the Phase IV clinical trial that was initiated in November 2015 as well as increased stock compensation expenses related to the issuance of options and restricted shares.

Interest expense and foreign exchange (gain) loss:

For the three months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Interest expense	3	368	(365)	(99)%
Foreign exchange (gain) loss	531	(902)	(1,433)	(159)%

The interest expense decrease by $365 was primarily a result of the deemed interest of certain related party loans that were held in SciVac LTD (“SciVac”) prior to the reverse takeover transaction with Levon Resources Ltd. (“Levon’) The loans and capital notes were exchanged for common shares of the Company, as part of the Levon transaction on July 9, 2015. This was partially offset by the interest paid on the long-term debt acquired as part of the Merger.

The foreign exchange loss of $531, as compared to a foreign exchange gain in the 2015 period of $902, is the result of the a fluctuation of the foreign currency exchange rate of the Canadian dollar (“CAD”) and the New Israeli Shekel (“NIS”) as compared to the U.S. dollar.

For the six months ended June 30,

	2016 $	2015 $	$ Change in 2016	% change in 2016
Interest expense	28	738	(710)	(96)%
Foreign exchange gain	(978)	(554)	(424)	77%

The interest expense decrease by $710 is a result of the deemed interest of certain related party loans that were held in SciVac LTD (“SciVac”) prior to the reverse takeover transaction with Levon. The loans and capital notes were exchanged for common shares of the Company, as part of the Levon transaction on July 9, 2015.

The foreign exchange gain of $978, as compared to a foreign exchange gain in the 2015 period of $554, is the result of the a fluctuation of the foreign currency exchange rate of the Canadian dollar (“CAD”) and the New Israeli Shekel (“NIS”) as compared to the U.S. dollar.

Liquidity, Capital Resources and Going Concern

	June 30, 2016 $	December 31, 2015 $	Change in 2015 $	Change in 2015%
Cash and cash equivalents	21,808	12,476	9,332	75%
Current assets	24,939	14,522	10,417	72%
Current liabilities	6,861	2,929	3,932	134%
Working Capital	18,078	11,593	6,485	56%
Accumulated deficit	89,270	81,775	7,495	9%

As at June 30, 2016, we had cash and cash equivalents of $21,808, as compared to $12,476 as at December 31, 2015. As at June 30, 2016, the Company had working capital of $18,078, as compared to working capital of $11,593 at December 31, 2015. Working capital is calculated by subtracting current liabilities from current assets.

Based upon our current cash position and by monitoring our discretionary expenditures, we anticipate that we will be able to fund operations through the remainder of 2016. We base this belief on assumptions that may prove to be wrong or are subject to change, and we may be required to use our available cash resources sooner than we currently expect. Beyond this year, the Company expects the need to raise additional funds in order to continue its ongoing development programs.

We currently have an effective shelf registration statement on Form F-3 on file with the SEC, of which was filed to register up to $150.0 million in any combination of common shares, warrants, or units, for future financing transactions. As of August 15,2016 we $150.0 million available for future financings under such shelf registration statement.

Our actual future capital requirements will depend on many factors, including the progress and results of our clinical trials, the duration and cost of discovery and preclinical development, laboratory testing and clinical trials for our products, the timing and outcome of regulatory review of our products, product sales outside of Israel, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the number and development requirements of other product candidates that we pursue and the costs of commercialization activities, including product marketing, sales and distribution.

The Company will require significant additional funds to conduct clinical and non-clinical trials, achieve regulatory approvals, and, subject to such approvals, commercially launch its products.

If adequate funds are not available, in order to continue operations the Company may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We currently do not have any commitments for future external funding. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate. We may also decide to raise additional funds even before we need them if the conditions for raising capital are favorable. The sale of additional equity or debt securities will likely result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Additional equity or debt financing, grants or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our R&D programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

The matters described above raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance future operations with a combination of existing cash reserves, proceeds from the issuance of equity securities, the issuance of additional debt, and revenues from potential collaborations, if any. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

To the extent we raise additional capital by issuing equity securities or obtaining borrowings convertible into equity, ownership dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. The incurrence of indebtedness or debt financing would result in increased fixed obligations and could also result in covenants that would restrict our operations. Our ability to obtain additional capital may depend on prevailing economic conditions and financial, business and other factors beyond our control. The current economic crisis in EU and disruptions in the U.S. and global financial markets may adversely impact the availability and cost of credit, as well as our ability to raise money in the capital markets. Current economic conditions have been, and continue to be volatile. Continued instability in these market conditions may limit our ability to access the capital necessary to fund and grow our business.

The following table summarizes our contractual obligations as of June 30, 2016:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Debt, including interest	2,463	1,115	1,348	-	-
Operating leases	2,540	314	1,088	819	319
Total Contractual Obligations	5,003	1,429	2,436	819	319

Off-Balance Sheet Arrangements

The Company has no material off balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Commitment and Contingencies

Leases

The remaining minimum annual lease commitments relating to this premise during the next five years are as follows.

See Note 13 to the condensed consolidated financial statements for further discussion.

2016 – remaining	$314
2017	564
2018	524
2019	524
2020	295
Thereafter	319
$2,540

Legal Proceedings

●	On November 26, 2014, a putative class action complaint was filed in the United States District Court, Southern District of New York, Case No. 14-cv-9435, as amended on February 11, 2015 and March 25, 2015, on behalf of pre-merger stockholders of Paulson Capital (Delaware) Corp. who held shares on October 11, 2013 and were entitled to vote at the 2013 stockholder meeting, against VBI and certain individuals who were directors as of the date of the vote, in a matter captioned Furlong et al. v. VBI Vaccines, Inc. et al., making claims arising under Section 20(a) and Section 14(a) of the Exchange Act and Rule 14a-9, 17 C.F.R. § 240.14a-9, promulgated thereunder by the SEC. The claims allege false and misleading information provided to investors in the definitive proxy statement on Schedule 14A filed by VBI with the SEC on October 18, 2013 related to the solicitation of votes from stockholders to authorize the Board to pursue the potential restructuring transactions. The plaintiff has asked that the Court declare the action as a class action and certify the plaintiff as the class representative, for compensatory or recissory damages, for costs and expenses and for other equitable relief as the Court deems just and proper. On March 25, 2016, the Court dismissed the complaint with prejudice.

●	On August 2, 2015, the Company was served with a Motion to Approve a Class Action (the “Motion”) filed by a minor represented by his father. The Motion and underlying claim was filed in response to the recall of Sci-B-Vac, per the notice published on July 29, 2015 by the Israeli Ministry of Health. The Company then notified its insurance broker. The Company has agreed with the plaintiff for a settlement in the amount of NIS 75,000 which the Company expects to be fully covered by its insurance policy. The plaintiff filed a motion to withdraw the Motion and underlying claim on April 19, 2016. This motion to withdraw and the above-mentioned amount are subject to the approval of the court. On May 3, 2016, the court responded, requiring the plaintiff to provide further details for the settlement within 7 days. The plaintiff's attorney filed the details for the fees. However, the court did not accept the plaintiff's explanations and dismissed the request for payment, in its entirety. The court did grant the withdrawal of the Motion to Approve the Class Action, ordered the abatement of the lawsuit and dismissed the request to approve the class action.

Other

In April 2013, SciVac entered into a Development and Manufacturing Agreement (“DMA”) with Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of Open Joint Stock Company Pharmsynthez (“Pharmsynthez”), pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form. On July 30, 2016 we received a letter of termination from Kevelt. The Company is currently evaluating the DMA with respect to the termination.

Significant Accounting Judgments and Estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates made. We continually evaluate estimates used in the preparation of the consolidated financial statements for reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. The significant areas of estimation include determining the deferred tax valuation allowance, the estimated lives of property and equipment and intangible assets, the inputs in determining the fair value of equity based awards and the values ascribed to assets acquired and liabilities assumed in the business combination.

In particular, significant judgments made by management in the application of US GAAP during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Deprecation for property and equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Intangible assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of, but not limited to, the following: the expected usage of the asset by the Company, typical product life cycles for similar assets, changes in market demand for the asset’s associated products, technical or technological obsolescence, expected actions by competitors or potential competitors, the Company’s ability and intention to maintain the asset in good standing, the period of control of the asset or changes thereto, and any relevant expiry dates for the asset.. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

The determination of the Company and its subsidiary’s functional currency

The functional currency of the Company and its subsidiary is the currency of the primary economic environment and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment.

Allowance for doubtful accounts

The Company provides a specific allowance for doubtful debts, which in management’s opinion adequately reflect the estimated losses resulting from account receivables for which the collection is not reasonably probable. Doubtful debts, which according to Company’s management assessment are unlikely to be collected, are written-off from the Company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk by considering the available information on the financial position of the debtors, the volume of their business, the age of the receivables balance, an evaluation of the security received from them and past experience.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the year ended June 30, 2016.

Financial Instruments

Fair value

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The accounting guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. In determining fair value, the Company uses quoted prices and observable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources.

The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Valuations based on observable inputs and quoted prices in active markets for similar assets and liabilities.

Level 3 — Valuations based on inputs that are unobservable and models that are significant to the overall fair value measurement.

Financial instruments recognized in the consolidated balance sheet consist of cash and cash equivalents, investment tax credits, receivables and government receivables, accounts payable and accrued liabilities. The Company believes that the carrying value of its current financial instruments approximates their fair values due to the short-term nature of these instruments. The Company does not hold any derivative financial instruments.

Money market funds are highly liquid investments. The pricing information on these investment instruments is readily available and can be independently validated as of the measurement date. This approach results in the classification of these securities as Level 1 of the fair value hierarchy. The Company has not experienced any losses relating to such accounts and believes it is not exposed to a significant credit risk on its cash and cash equivalents. The carrying value of cash and cash equivalents approximates their fair value based on their short-term maturities.

At June 30, 2016 and December 31, 2015, the fair value of the long-term debt is estimated to be approximately $2.2 million and $0, respectively.

In determining the fair value of the long-term debt, which consists of level 3 inputs, as of June 30, 2016, the Company used the following assumptions:

	June 30, 2016	December 31, 2015
Long-term debt:
Interest rate	12.0%	-
Discount rate	13.6%	-
Expected time to payment in months	14	-

Financial instruments whose carrying value approximates fair value

Cash and cash equivalents, trade accounts receivable and accounts payable are financial instruments whose fair value approximates their carrying value due to their short-term maturity.

Market and Foreign exchange risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or valuation of its financial instruments. We operate globally and, as such, we are subject to foreign exchange risk. Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the NIS in Israel or CAD in Canada, which is primarily composed of US$ denominated expenses for research and development and certain consultants. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its US$.

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, and trade accounts receivable. We place our cash primarily in investment and commercial checking accounts some of which are held in local currencies. Commercial bank balances may from time to time exceed federal insurance limits.

Company’s concentration of credit risk, and maximum exposure thereto, is as follows (expressed in U.S. dollars):

	June 30, 2016	December 31, 2015

Cash and cash equivalents held at major financial institutions:
Canada	$21,075	$11,979
U.S	393	29
Israel	340	468
Total (as presented in the Financial Position)	$21,808	$12,476

The cash held in foreign currency was translated to USD at the respective period end rates and as a result are subject to foreign currency risk.

Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates. The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

As of June 30, 2016, cash held in savings accounts was approximately $7.5 million. The interest rates range from 0.0% to 0.5%.

Risk factors

The Company is also subject to certain risk factors set out under the heading “Risk Factors”, which begin on page 40 of the Company’s F-4.

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of August 11, 2016.

Common Shares: The Company had 36,133,396 shares issued and outstanding.

Stock Options: The Company had 2,185,562 common shares underlying stock options outstanding.

Warrants: The Company had 363,771 common shares underlying stock warrants outstanding.

Changes in Accounting Policies including Initial Adoption

During fiscal year 2016, the Company changed its accounting from IFRS to U.S. GAAP. The transition was made retrospectively for all periods presented. The change to U.S. GAAP included the adoption of any relevant accounting pronouncements effective for the fiscal years ended prior to January 1, 2016

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Quarterly Report. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, management concluded that our disclosure controls and procedures were effective as of June 30, 2016.

Changes to the Company’s Internal Control Over Financial Reporting

In connection with the acquisitions of VBI DE, in May 2016, we began implementing standards and procedures at VBI DE, including establishing controls over accounting systems and establishing controls over the preparation of financial statements in accordance with generally accepted accounting principles in the United States to ensure that we have in place appropriate internal control over financial reporting at VBI DE. We are continuing to integrate the acquired operations of VBI DE into our overall internal control over financial reporting process.

These changes to the Company’s internal control over financial reporting that occurred during the most recent quarter ended June 30, 2016 have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.